REPORT ON VOTING RESULTS

Annual Meeting of Unitholders

April 22, 2013

National Instrument 51-102 – Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual Meeting of Unitholders of Brookfield Canada Office Properties (the “Trust”) was held on April 22, 2013 in Toronto, Ontario. At this meeting, there were 134 unitholders represented in person or by proxy holding 18,121,310 Trust units, representing approximately 69.31% of the 26,139,678 issued and outstanding Trust units and 2 unitholders represented in person or by proxy holding 67,088,022 Special Voting units, representing 100% of the issued and outstanding Special Voting units.

Election of Trustees

All of the trustees nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of trustees and the allocation of the votes among the elected trustees was as follows:

	Trustee	Votes For	Votes Withheld
Trust Units	Colum Bastable	17,912,987	8,348
	Thomas F. Farley	15,892,355	2,028,980
	Roderick D. Fraser	17,911,588	9,747
	Dennis H. Friedrich	15,891,476	2,029,859
	Paul D. McFarlane	17,912,795	8,540
	Susan L. Riddell Rose	17,106,087	815,248
	T. Jan Sucharda	15,891,909	2,029,426
Special Voting Units	Colum Bastable	67,088,022	nil
	Thomas F. Farley	67,088,022	nil
	Roderick D. Fraser	67,088,022	nil
	Dennis H. Friedrich	67,088,022	nil
	Paul D. McFarlane	67,088,022	nil
	Susan L. Riddell Rose	67,088,022	nil
	T. Jan Sucharda	67,088,022	nil

Appointment of External Auditor

The resolution to appoint Deloitte LLP, Chartered Accountants, as the external auditor of the Trust to hold office until the next Annual Meeting of Unitholders and to authorize the trustees to fix the remuneration to be paid to the auditors was approved by a majority of the Trust unitholders and the Special Voting unitholders. Management received proxies to vote on this resolution as follows:

	Outcome	Votes For	Votes Withheld
Trust Units	Carried	18,113,891	5,037
Special Voting Units	Carried	67,088,022	nil

There were no other matters to come before the meeting that required a vote by either the Trust unitholders or the Special Voting unitholders.

Date: April 30, 2013.	BROOKFIELD CANADA OFFICE PROPERTIES

/s/ “Michelle L. Campbell”
Michelle L. Campbell Assistant Secretary

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